September 4, 2019

Darcy Horn Davenport
President and Chief Executive Officer
BellRing Brands, Inc.
2503 S. Hanley Road
St. Louis, MO 63144

       Re: BellRing Brands, Inc.
           Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted August 23, 2019
           CIK No. 0001772016

Dear Ms. Davenport:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS/A filed August 23, 2019

Results of Operations
Nine months ended June 30, 2019 compared to 2018
Net Sales, page 83

1. We note your disclosure explaining that sales of RTD protein shakes in the nine months ended June 30, 2019 were positively impacted by a "pull forward" of orders by a large customer, which would have otherwise occurred in the fourth quarter of fiscal 2019.
       Please quantify the impact to revenue associated with this event and describe the implications for fourth quarter sales. Also quantify the effects of this event on product volume trends, which you indicate were nevertheless unfavorable, and specify the business reasons for the change in timing. Tell us why you would not also list this matter
 Darcy Horn Davenport
BellRing Brands, Inc.
September 4, 2019
Page 2
      among the Items Affecting Comparability on page 82.
Business
Supply Chain
Manufacturing, page 113

2. We note your disclosure here and in a risk factor on page 26 entitled "[w]e are currently dependent on a limited number..." that you secure the supply of most of your RTD protein shakes from third party contract manufacturers and, in fiscal 2018, approximately 92% of your Premier Protein RTD shake supply from a single supplier. In this regard, please expand your disclosure to describe the material terms of your manufacturing agreement with Stremrick Heritage Foods, LLC, which you filed as Exhibit 10.10.
        You may contact John Cannarella, Staff Accountant, at 202-551-3337 or Karl Hiller,
Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.



                                                          Sincerely,
FirstName LastNameDarcy Horn Davenport
                                                          Division of
Corporation Finance
Comapany NameBellRing Brands, Inc.
                                                          Office of Natural
Resources
September 4, 2019 Page 2
cc:       Tom W. Zook
FirstName LastName